SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On January 21, 2010, Korea Electric Power Corporation (“KEPCO”) completed, on a preliminary basis, revaluation of certain tangible assets of KEPCO, its six wholly-owned generation subsidiaries and Korea Plant Service & Engineering, a wholly-owned subsidiary of KEPCO engaged in plant services. The revaluation was undertaken for purposes of determining the deemed cost of such assets in compliance with the requirements of the International Financial Reporting Standards (“IFRS”). Beginning in 2011, KEPCO is required to prepare its consolidated financial statements under the IFRS.

The revaluation used January 1, 2010 as the reference date. The assets subjected to revaluation consisted of land, buildings, structure, machinery and equipment. The table below shows the preliminary results of the revaluation in more detail on both consolidated and non-consolidated basis.

Preliminary Results of Revaluation on a Consolidated Basis (KEPCO and its Seven Subsidiaries)

(in billions of Won)

Items	Original Book Value of Revalued Assets (A)	Revalued Amount (B)	Accounting Impact (B-A) (Difference Between the Revalued Amount and the Original Book Value)
Land	3,846	10,985	7,139	Increase in assets
Buildings	3,485	4,433	948	Increase in assets
Structure	12,209	16,285	4,076	Increase in assets
Machinery	16,742	26,903	10,161	Increase in assets
Equipment	12	14	2	Increase in assets
Total	36,294	58,620	22,326	Increase in assets

Other accounting impacts on the consolidated balance sheet:

• An increase in retained earnings (under Shareholders’ Equity):	(Won)	16,923 billion

• An increase in deferred tax liabilities (under Liabilities):	(Won)	5,403 billion

Preliminary Results of Revaluation on a Non-Consolidated Basis (KEPCO only)

(in billions of Won)

Items	Original Book Value of Revalued Assets (A)	Revalued Amount (B)	Accounting Impact (B-A) (Difference Between the Revalued Amount and the Original Book Value)
Land	1,813	6,080	4,266	Increase in assets
Buildings	493	580	87	Increase in assets
Structure	11,595	15,186	3,591	Increase in assets
Machinery	5,264	8,622	3,359	Increase in assets
Equipment	—	—	—	Increase in assets
Total	19,165	30,468	11,303	Increase in assets

Other accounting impacts on the non-consolidated balance sheet:

• An increase in retained earnings (under Shareholders’ Equity):	(Won)	8,568 billion

• An increase in deferred tax liabilities (under Liabilities):	(Won)	2,753 billion

The accounting impacts of the revaluation are currently expected to be recorded in KEPCO’s consolidated and non-consolidated financial statements prepared in accordance with IFRS beginning in 2011.

The book value and the revalued amount set forth in the tables above are preliminary and are subject to change during the course of internal book closing. The expected accounting impacts, including amounts and methodology, noted above are subject to change during the course of audit by KEPCO’s independent auditors. In the event of any material change in the foregoing information, KEPCO plans to make an amended disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: January 21, 2009